Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DUNE ENERGY, INC.

IT IS HEREBY CERTIFIED THAT:

FIRST: The name of the corporation is Dune Energy, Inc. (hereinafter called the “Corporation”).

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 1998.

THIRD: Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

“FOURTH: The total number of shares of stock which the corporation shall have authority to issue is three hundred one million (301,000,000), of which three hundred million (300,000,000) shall be shares of Common Stock and one million (1,000,000) shall be shares of preferred stock. The par value of all of such shares is $0.001 per share.

Upon the filing and effectiveness (the “Effective Time’) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the corporation’s Amended and Restated Certificate of Incorporation, each five (5) shares of the corporation’s common stock issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the corporation’s common stock, automatically and without any further action by the corporation or the respective holders thereof; provided, however, that fractional shares resulting therefrom shall be rounded up to the nearest whole share. This Certificate of Amendment will not affect the number or the par value of authorized shares of the corporation’s common stock. Each certificate that immediately prior to the Effective Time represented shares of the corporation’s common stock (“Old Certificates”) shall thereafter represent that number of shares of the corporation’s common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.

The Board of Directors of the corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and limitations of each class or other series at any time outstanding. Any chares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.”

FOURTH: The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted by this Corporation’s board of directors and stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Amended and Restated Certificate of Incorporation this 1st day of December, 2009.

By:	/s/ James A. Watt
Name: James A. Watt
Title: Chief Executive Officer